FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc
Annual General Meeting 30 May 2008
At the Annual General Meeting
 of HSBC Holdings plc held on
30
 May 200
8
, all resolutions were passed on a poll.
The following table shows the votes cast
on
 each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Withheld ♣
1. To receive the Report and Accounts for 200 7	4,378,043,313 (99.77)	10,278,857 (0 . 23)	2,300,035
2. To approve the Directo rs' Remuneration Report for 2007	3,564,669,072 (88.41)	467,114,424 (11.59)	328,531,356
3. (a) To re-elect S A Catz a Director	4,375,443,604 (99.65)	15,493,924 (0.35)	4,853,194
(b) To re-elect V H C Cheng a Director	4,374,705,038 (99.62)	16,651,751 (0.38)	4,560,793
(c) To re-elect J D Coombe a Director	4,349,432,760 (99.05)	41,839,567 (0.95)	4,614,758
(d) To re-elect J L Durán a Director	4,375,677,125 (99.65)	15,302,707 (0.35)	4,915,245
(e) To re-elect D J Flint a Director	4,374,609,502 (99.62)	16,771,975 (0.38)	4,536,647
(f) To re-elect A A Flockhart a Director	4,373,920,231 (99.60)	17,415,825 (0.40)	4,580,796
(g) To re-elect W K L Fung a Director	4,259,101,744 (98.24)	76,102,878 (1.76)	60,005,424
(h ) To re-elect S T Gulliver a Director	4,372,071,648 (99.60)	17,464,424 (0.40)	6,374,625
(i) To re-elect J W J Hughes-Hallett a Director	4,372,359,698 (99.57)	18,870,339 (0.43)	4,659,213
(j ) To re-elect W S H Laidlaw a Director	4,375,327,024 (99.64)	15,801,272 (0.36)	4,735,846
(k ) To re-elect N R N Murthy a Director	4,375,645,536 (99.65)	15,587,234 (0.35)	4,671,202
(l) To re-elect S W Newton a Director	4,374,735,344 (99.62)	16,524,200 (0.38)	4,612,269
4. To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	4,304,372,153 (99.71)	12,720,218 (0.29)	72,285,220
5. To authorise the Directors to allot shares	4,356,107,796 (99.32)	29,620,845 (0.68)	4,880,817
6. To disapply pre-emption rights (Special Resolution)	4,332,361,701 (98.91)	47,782,336 (1.09)	10,450,441
7. To authorise the Company to purchase its own Ordinary Shares	4,305,412,056 (99.71)	12,665,996 (0.29)	71,358,559
8. To alter the Articles of Association (Special Resolution)	4,327,487,122 (98.78)	53,604,562 (1.22)	9,091,619
9. To alter the Articles of Association with effect from 1 October 2008 (Special Resolution)	4,360,324,406 (99.52)	21,054,665 (0.48)	8,805,451
10. To amend the rules of the HSBC Share Plan	3,684,549,040 (90.22)	399,610,155 (9.78)	290,185,238

♣
    A "Vote W
ithheld" is not a
'
vote
'
 and is not counted in the calculation
of the proportion of the votes 'F
or
' and 'A
gainst
'
 the resolution
The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was

12,005,251,800.
The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.

Copies of the special business resolutions passed at the Annual General Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:

UK Listing Authority, Document Viewing Facility
:
Financial Services Authority

25 The
North

Colonnade

Canary

Wharf

London
 E14 5HS
At
 the conclusion of the Annual General Meeting,
Lord Butler
 retired as a Director and Chairman of the Corporate Sustainability Committee and
 Baroness Dunn
and
Sir Brian Moffat

retired as Directors
 and members of the Nomination Committee
. There are no matters relating to the retirements of
Lord Butler, Baroness Dunn and Sir Brian Moffat
that need to be brought to the attention of the shareholders of the Company
.
The current Directors of HSBC Holdings plc are S A Catz
†
,
J D Coombe†, V H C Cheng, J L Durán†, R A  Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S K Green, M  F Geoghegan, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S W Newton†, S M Robertson† and Sir  Brian Williamson†
.

† Independent Non-Executive Director
* Non-Executive Director
T
he following appointments
to Board committees have been made with effect from
the conclusion of the Annual General Meeting:
R
 A
 Fairhead
, an independent non-executive Director since
2004
,
became
 a member of the Nomination Committee;
W S H
 Laidlaw
, an independent n
on-executive Director since January 2008
,
became

a member of the Remuneration Committee; and
W
 K L
 Fung, a
 non-executive Director since 1998, became chairman of the Corporate Sustainability Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: May 30, 2008